

August 26, 2016

Mail Stop 4720

<u>Via E-mail</u>
Mr. Joel M. Frank
Chief Financial Officer
Och-Ziff Capital Management Group LLC
9 West 57th Street
New York, NY 10019

      Re: **Och-Ziff Capital Management Group LLC**
             Form 10-Q for the Quarterly Period Ended June 30, 2016
             Filed August 2, 2016
             File No. 001-33805

Dear Mr. Frank:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended June 30, 2016

Notes to Consolidated Financial Statements, page 9

Note 9. Other Liabilities, page 28

1.   We note that the accrual related to the FCPA investigation is described as a "reserve" here and elsewhere throughout your financial statements and MD&A. Please revise your future filings to clearly indicate "liability" and remove the term "reserve". Refer to ASC 450-20-50-1.

Note 15. Commitments and Contingencies, page 34

Litigation, page 34

2.   We note your disclosure regarding the investigation by the SEC and DOJ concerning possible violations of the FCPA and other laws and that you have accrued $414.3 million for probable estimated losses. Please revise your future filings to also discuss the reasonably possible loss or range of loss, if any, in excess of amounts accrued. Refer to ASC 450-20-50-3.

3.   In addition to the investigation noted in our comments above, we also note that you are involved in other litigation and claims as discussed on page 35. Please revise your future filings to include the disclosures required by ASC 450-20-50.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

Weighted-Average Assets Under Management and Average Management Fee Rate, page 43

4.   We note that you provide an average management fee rate in the table provided and that the average fee rate will vary based on the mix of products that comprise your assets under management. Please revise your future filings to disaggregate your average management fee rate to present the average fee rates based on the type of funds or investment vehicles you manage (e.g. multi-strategy funds, credit funds, real estate funds, and other, etc.).

Multi-Strategy Funds, page 44

5.   We note from your disclosure on page 45 that the $6.9 billion, or 21%, year-over-year decrease in assets under management in your multi-strategy funds was primarily due to capital net outflows of $4.9 billion and performance-related depreciation of $2.0 billion, primarily from the OZ Master Fund. Please expand your discussion in future filings to identify any significant trends or concentrations within a particular strategy (e.g. long/short equity special situations, structured credit, corporate credit, convertible and derivative arbitrage, etc.) and/or investor type (e.g. pensions, private banks, fund-of-funds, corporate, institutional and other, etc.) where you have experienced significant inflows/outflows and appreciation/depreciation. Your disclosure should also provide a detailed discussion of the causal factors for any such trends.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Klein at (202) 551-3847 or me at (202) 551-3872 with any questions.

Sincerely,

/s/ Hugh West

Hugh West
Accounting Branch Chief
Office of Financial Services